Exhibit 99(a)(5)

AMGEN ANNOUNCES PUT OPTION NOTIFICATION FOR LIQUID YIELD OPTION NOTES DUE 2032

     THOUSAND OAKS, Calif, JANUARY 31, 2005— Amgen Inc. (Nasdaq:AMGN), the world’s largest biotechnology company, today announced that it has notified holders of Amgen’s Liquid Yield Option™ Notes due 2032 (Zero Coupon—Senior) (the “LYONs”) that they have the right to surrender their LYONs for purchase by Amgen pursuant to the terms of the Indenture for the LYONs (the “Put Option”). The Put Option expires on March 1, 2005.

     As required by law, Amgen will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission later today. In addition, documents specifying the terms, conditions and procedures for surrendering and withdrawing LYONs for purchase will be available through The Depository Trust Company and the paying agent. Neither Amgen nor its board of directors or employees have made or are making any representation or recommendation as to whether or not any holder should surrender any LYONs.

     The Put Option entitles each holder of the LYONs to require Amgen to purchase all or any part of such holder’s LYONs at a price equal to $738.68 per $1,000 of principal amount at maturity. Under the terms of the LYONs, Amgen has the option to pay the purchase price with cash, common stock or a combination of cash and stock. Amgen has elected to pay the purchase price solely with cash. If all outstanding LYONs are surrendered for purchase pursuant to the Put Option, the aggregate cash purchase price will be approximately $2.9 billion. The LYONs are convertible at any time before maturity into 8.8601 shares of Amgen’s common stock per $1,000 principal amount at maturity, subject to adjustment under certain circumstances.

     LYONs holders’ opportunity to surrender LYONs for purchase pursuant to the Put Option will commence on January 31, 2005, and will terminate at 5:00 p.m., New York City time, on March 1, 2005. In order to exercise the Put Option, a holder must follow the procedures set forth in Amgen’s notice to holders. Holders may withdraw any LYONs previously surrendered for purchase at any time prior to 5:00 p.m., New York City time, on March 1, 2005.

About Amgen

     Amgen is a global biotechnology company that discovers, develops, manufactures and markets important human therapeutics based on advances in cellular and molecular biology.

Forward-Looking Statements

     This news release contains forward-looking statements that involve significant risks and uncertainties, including those discussed below and others that can be found in our Form 10-K for the year ended December 31, 2003, and in our periodic reports on Form 10-Q and Form 8-K. Amgen is providing this information as of the date of this news release and does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

     No forward-looking statement can be guaranteed and actual results may differ materially from those we project. Amgen’s results may be affected by our ability to successfully market both new and existing products domestically and internationally, sales growth of recently launched products, difficulties or delays in manufacturing our products, and regulatory developments (domestic or foreign) involving current and future products and manufacturing facilities. In addition, sales of our products are affected by reimbursement policies imposed by first party payors, including governments, private insurance plans and managed care providers, and may be affected by domestic and international trends toward managed care and healthcare cost containment, as well as possible US legislation affecting pharmaceutical pricing and reimbursement. Government regulations and reimbursement policies may affect the development, usage and pricing of our products. Furthermore, our research, testing, pricing, marketing and other operations are subject to extensive regulation by domestic and foreign government regulatory authorities. We, or others could identify side effects or manufacturing problems with our products after they are on the market. In addition, we compete with other companies with respect to some of our marketed products as well as for the discovery and development of new products. Discovery or identification of new product candidates cannot be guaranteed and movement from concept to product is uncertain; consequently, there can be no guarantee that any particular product candidate will be successful and become a commercial product. In addition, while we routinely obtain patents for our products and technology, the protection offered by our patents and patent applications may be challenged, invalidated or circumvented by our competitors. Further, some raw materials, medical devices, and component parts for our products are supplied by sole first party suppliers.

CONTACT: Amgen, Thousand Oaks
Christine Cassiano, 805-447-4587 (media)
Arvind Sood, 805-447-1060 (investors)

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